

Mail Stop 3030

July 30, 2009

Via Facsimile and U.S. Mail

Mr. Necip Sayiner
Chief Executive Officer
Silicon Laboratories Inc.
400 West Cesar Chavez
Austin, TX   78701

> **Re: Silicon Laboratories Inc.**
> **Form 10-K for fiscal year ended January 3, 2009**
> **Filed February 11, 2009**
> **File No. 0-29823**

Dear Mr. Sayiner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended January 3, 2009

Management Report on Internal Control over Financial Reporting, page 49

1.   We note your statement that "[we] believe that, as of January 3, 2009, [y]our internal
        control over financial reporting is effective based on those criteria". It does not appear
        that you have reached a <u>conclusion</u> that these internal controls over financial reporting
        are effective. Please revise future filings to address your conclusions regarding the
        effectiveness of your internal control over financial reporting.

Financial Statements, page F-1

2.   We note that Schedule II – Valuation and Qualifying Accounts was not included in the
        filing. Please provide the disclosures to satisfy the requirements of Rule 12-09 of
        Regulation S-X, or tell us why you believe the information is not required.

Note 2. Significant Accounting Policies, page F-7

-Revenue Recognition, page F-10

3.   We note that you record deferred income on shipments to distributors. Assuming this
        reflects expected gross margin to be realized when your distributors have sold to end
        customers, in future filings, please revise your disclosures here or in MD&A to disclose
        the gross amounts of deferred revenue and deferred costs that comprise the net amount
        presented on the balance sheet.

Note 15. Segment Information, page F-35

4.   We note your disclosure that your operations are comprised of numerous product areas.
        We also note your disclosure on pages 3 and 32 that you have organized your business
        into four major product categories. Please revise this note in future filings to provide the
        disclosures required by paragraph 37 of SFAS 131.

                                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response that
keys your responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant